

Mail Stop 4628

April 25, 2016

<u>Via E-mail</u>
Steven Sordello
Senior Vice President and Chief Financial Officer
LinkedIn Corporation
2029 Stierlin Court
Mountain View, CA 94043

> **Re: LinkedIn Corporation
> Form 10-K for the Fiscal Year Ended December 31, 2015
> Filed February 12, 2016
> File No. 1-35168**

Dear Mr. Sordello:

We refer you to our comment letter dated April 11, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance

Katharine A. Martin, Esq.
Wilson, Sonsini, Goodrich and Rosati, PC